Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Sutura, Inc. Form 10-K for the Year Ended December 31, 2007 File April 15, 2008-08-08 File No. 000-31337
Dear Mr. Vaughn:
          We have received your letter, dated July 24, 2008, containing questions and comments to the Form 10-K for the year ended December 31, 2007 filed by Sutura, Inc. We have provided our responses to your questions and comments as set forth below in this letter. For your ease of review, we have re-typed your comments and questions in the manner they appeared in your letter to us, and have provided our response beneath the applicable question or comment.
Form 10-KSB for the Year Ended December 31, 2007
Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Liquidity and Capital Resources, page 21
1.	We note from page F-14 that $4 million of your marketable securities were held in “taxable auction rate securities.” In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with a clearer understanding of your balance sheet items. For example, as appropriate, identify the amount and nature of the taxable auction rate securities that you hold, disclose the credit ratings of those securities, discuss the factors that may affect the value or liquidity of those securities and disclose how the interest rates on those investments are determined. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(b) of Regulation S-B.
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
At June 30, 2008, the Company held investments in taxable auction rate preferred securities with a par value of $3,325,000. Auction rate preferred securities are floating rate debt securities with long-term nominal maturities, the interest rates of which are reset periodically (typically every seven to thirty-five days) through a Dutch auction process. These periodic auctions have historically provided a liquid market for auction rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at then existing market rates or to liquidate their holdings by selling their securities at par value. Beginning in February 2008, as part of the ongoing credit market crisis, several auction rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. Historically, when investor demand was insufficient, the banks running the auctions would step in and purchase the remaining securities in order to prevent an auction failure. However, as of recently they have been allowing these auctions to fail. The Company liquidated $675,000 of auction rate securities during the three months ended June 30, 2008 at par value. Sutura does not hold any auction rate securities collateralized by mortgages or collateralized debt obligations. Sutura believes these investments are of high credit quality, as all are investment grade and the majority are rated AAA. None of the securities have been downgraded. Sutura will continue to monitor the market for its auction rate investments.
2.	In your future filings, as applicable, revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions you make in valuing the taxable auction rate securities that you hold. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
SFAS No. 157, which the Company adopted in the first quarter of 2008, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

•	Level 1 Inputs Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 Inputs Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3 Inputs Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.
This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The Company’s cash equivalent and short-term investment instruments are classified using Level 1 or Level 2 inputs within the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Investment instruments valued using Level 1 inputs include money market securities and U.S. government agency securities. Investment instruments valued using Level 2 inputs include investment-grade corporate debts, such as bonds and commercial paper.

As of June 30, 2008, the total fair value of Sutura’s investments was valued as follows:

	June 30 2008	Level 1	Level 2	Level 3
Government bonds	$2,465,354	$2,465,354	$—	$—
Corporate bonds	489,200	489,200	—	—
Auction rate securities preferred	3,325,000	3,325,000	—	—
Certificates of deposit	1,997,659	1,997,659	—	—

	$8,277,213	$8,277,213	$—	$—

Item 8A. Controls and Procedures, page 22
3.	Please amend your filing to include the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.
Response: We note your comment and refer to the following language that was included in the referenced 10-K:
Our management, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on our assessment we believe that, as of December 31, 2007 the Company’s internal control over financial reporting is effective based on those criteria.
In the above-referenced language, the Company concluded that its internal controls were effective for the referenced period. Notwithstanding the preceding, based on your comment, we have included the following expanded disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
Under the supervision and with the participation of our Chief Executive Officer, Brian Abrahams, Chief Financial Officer, Richard Bjorkman, and Chief Operations Officer, Anthony Nobles, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that review, our Chief Executive Officer, Chief Financial Officer and Chief Operations Officer concluded that, as of the evaluation date, our controls and procedures are effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Consolidated Financial Statements, page F-1
4.	We note from page 33 under Item 12. Certain Relationships and Related Transactions that you own 117,647 shares of Sucor. Please tell us and disclose, if material, how you are accounting for and valuing this investment. Please refer to paragraph 20 of APB 18 or SFAS 115, as applicable.
Response: Sutura received 117,647 shares of Sucor, Inc. as part of the license transaction signed on October 1, 2000. Sucor, Inc. has not obtained funding to develop the technology and has stopped development. Sutura has therefore assigned no value to the shares.
Note 2. Basis of Presentation, page F-8
Revenue Recognition, page F-9
5.	In future filings, expand your revenue recognition policy to specifically address transactions with distributors. Please describe the significant terms of your agreements with distributors, including payment, return, exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

     Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
REVENUE RECOGNITION

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue as products are shipped based on FOB shipping point terms when title passes to customers. The Company sells its products in the United States, Germany and France, directly to hospitals and clinics. In all international markets, the Company sells its products to international distributors which subsequently resell the products to hospitals and clinics. We negotiate credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved and, if approved, will be credited at original price.
Earnings per Share, page F-10
6.	Please review future filings to provide the disclosure required by paragraphs 40(a) and 40(c) of SFAS 128.
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Weighted average shares outstanding — basic	305,233,150	268,188,599	304,875,096	262,157,278
Weighted average shares outstanding — diluted	305,233,150	268,188,599	304,875,096	262,157,278
7	We note your disclosures that the “weighted average number of shares used to compute basic and diluted loss per share is the same.” Please tell us why the weighted average shares to compute basic and diluted net income per share for 2007 is the same. Also tell us why there are no dilutive securities for 2007 in accordance with SFAS 128 considering that you had income for 2007.
Response: Upon review of your comment and our disclosure in the 10-K, we have determined that the weighted average shares to compute basic and diluted net income per share for 2007 should not be the same. Set forth below please find the correct calculation. The amount per share reported would have been the same due to rounding to .04, however the number of shares was underreported. In future filings we will adjust the prior year comparison.
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

	Quarter			Year to date
	Income	Shares	Per share	Income	Shares	Per share
	(Numerator)	(Denominator)	amount	(Numerator)	(Denominator)	amount
Net loss	19,647,236	271,229,807		10,972,948	266,730,827
Basic earnings per share			0.0724			0.0411
Effect of dilutive securities Options		12,631,192			12,657,084
8% convertible loans	61,200	23,723,361		324,800	26,725,070

Income available to shareholders + assumed conversions	19,708,436	307,584,361		11,297,748	306,112,981
Diluted earnings per share			0.0641			0.0369
Segment Reporting, page F-11
8	We note your disclosures of sales by geographic area. In future filings, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Also, please disclose in future filings long-lived assets by geographic area or explain why disclosure cannot be provided. Refer to paragraph 38 of SFAS 131.
Response: We note your comment regarding future filings and have modified and included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:

	Three months		Three months		Year to date		Year to date
Total sales	2008		2007		2008		2007

Sales in USA	$4,035	3%	8,177	14%	4,035	2%	15,846	11%
Sales in Europe	123,748	81%	37,684	66%	149,078	73%	77,132	55%
Sales Far East	25,000	16%	11,500	20%	52,050	25%	46,000	33%

Total sales	$152,784	100%	$57,362	100%	$205,164	100%	$138,978	100%

Long lived assets Europe					$5,091		$7,205

	Three months		Three months		Year to date		Year to date
Sales major countries	2008		2007		2008		2007

France	$35,648	23%	$22,173	39%	$60,810	30%	$33,096	24%
Spain	14,775	10%	3,650	6%	14,755	7%	21,619	16%
Russia	58,631	38%	0	0%	58,631	29%	0	0%
Hong Kong	25,000	16%	11,500	20%	52,050	25%	46,000	33%
Note 3. Marketable Securities and Certificates of Deposit, page F-14
9.	Please review future filings to provide the disclosures required by paragraphs 19-22 of SFAS 115.
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

	Amortized	Gross	Gross	Fair
	cost at	unrealized	unrealized	value at
	June 30 2008	Gain	Loss	June 30 2008
Government bonds	$2,447,130	$18,224	$—	$2,465,354
Corporate bonds	485,645	3,555	—	489,200
Taxable auction rate securities	3,325,197	0	197	3,325,000

Total marketable secutities for sale	$6,257,972	$21,779	$197	$6,279,554

Certificates of deposit consisted of the following as of June 30, 2008:

	Amortized	Gross	Gross	Fair
	cost at	unrealized	unrealized	value at
	June 30 2008	Gain	Loss	June 30 2008
Certificates of deposit — Short term	$1,710,952	$—	$2,178	1,708,774
Certificates of deposit — Long term	290,874	—	1,989	288,885

Totals	$2,001,826	$—	$4,167	$1,997,659

The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales for the quarter ended June 30, 2008 were as follows:

	Amortized	Fair	Accumulated
Government bonds	cost	value	Gain(Loss)
Totals per March 31, 2008	$6,323,402	$6,408,709	$85,307
Purchases	—	—	—
Sales	3,876,272	3,943,355	67,083
Adjustment to fair value	—	—	—

Totals per the end June 30, 2008	$2,447,130	$2,465,354	$18,224

	Amortized	Fair	Accumulated
Corporate bonds	cost	value	Gain(Loss)
Totals per March 31, 2008	$481,436	$489,705	$8,269
Purchases	—	—	—
Sales	—	—	—
Adjustment to fair value	(4,209)	505	4,714

Totals per the end June 30, 2008	$485,645	$489,200	$3,555

	Amortized	Fair	Accumulated
Certificate of deposits	cost	value	Gain(Loss)
Totals per March 31, 2008	$2,097,114	$2,089,786	$(7,328)
Purchases	—	—	—
Sales	95,000	95,000	—
Adjustment to fair value	288	(2,873)	(3,161)

Totals per the end June 30, 2008	$2,001,826	$1,997,659	$(4,167)

	Amortized	Fair	Accumulated
Taxable auction rate securities preferred	cost	value	Gain(Loss)
Totals per March 31, 2008	$4,000,232	$4,000,000	$(232)
Purchases	—	—	—
Sales	675,035	675,000	(35)
Adjustment to fair value	—	—	—

Totals per the end June 30, 2008	$3,325,197	$3,325,000	$(197)

17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

Note 13. Convertible Notes Payable, page F-18
10.	We note that on July 1, 2007, you and the Whitebox affiliated parties amended the Whitebox I, Whitebox II and Whitebox III convertible notes. Included in the amendments was an extension of the maturity dates of each of the notes until July 1, 2009, payment of a 3% consent fee, and a reduction to the conversion rate to $.08 per share. Please tell us how you considered EITF 96-19 in accounting for the modifications to each of the Whitebox I, Whitebox II and Whitebox III convertible notes.
Response: The three sets of Whitebox notes were extended for a two-year period in exchange for a 3% consent fee and a reduction of the conversion rate to $.08 per share. At the time of the amendment, we determined that there was no intrinsic value resulting from the reduction of the conversion price to $.08 and did not treat the amendments as new loans as the notes were amended and new notes were not issued. We have re-examined EITF 96-19 and now believe that it is more appropriate to treat the extensions as new two-year notes. However, we believe the accounting would have been the same as there was no beneficial conversion benefit due to the fact that the market price of the Company’s common stock at that time was $.072 per share and the intrinsic value of conversion was a negative amount equal to ($.004) per share.
Note 16. Major Customers and Concentration of Credit Risk, page F-27
11.	Please review future filings to provide the disclosures required by paragraph 39 of SFAS 131 for each major customer.
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:

	Three months		Three months		Year to date		Year to date
Sales major customers	2008		2007		2008		2007

Customer 1	58,631	38%	0	0%	58,631	29%	0	0%
Customer 2	25,000	16%	11,500	20%	52,050	25%	46,000	33%
Customer 3	15,010	10%	11,357	20%	31,326	15%	22,420	16%
Customer 4	20,638	14%	10,816	19%	29,484	14%	10,676	8%
Customer 5	14,775	10%	3,650	6%	14,755	7%	21,619	16%
Note 23. Stock Based Compensation, page F-32
12.	Please revise future filings to provide all the disclosures required by paragraphs A240-242 of SFAS 123(R).
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

			Weighted
			average
			remaining	Aggegrate
		Weighted	contractual	Intrinsic
	Total	price	term(years)	Value
OUTSTANDING, DECEMBER 31, 2007	45,017,899	$0.101	3.0	$691,890

Granted in 2008	—
Cancelled in 2008	(2,459,346)	$0.115
Exercised in 2008	—

OUTSTANDING, JUNE 30, 2008	42,558,553	$0.100	2.3	$1,144,354

Exercisable at June 30, 2008	34,528,553	$0.105	1.8	$1,102,489
13.	We note from your disclosures that you utilize the Black-Scholes option-pricing model to determine the fair value of your stock-based awards. Please review future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAG Topic 14.
Response: We note your comment regarding future filings and have included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:

	Six months ended June 30
	2008	2007
Expected life (years)	10	10
Expected stock price volatility	95%-191%	95%-191%
Weighted average stock price volatility	115%	115%
Expected dividend yield	0	0
Risk-free interest rate	4.10%-4.80%	4.10%-4.80%
Expected volatility, weighted average volatility and expected life are based on our historical experience. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

Note 24, Warrants, page F-33
14.	We note that you have warrants outstanding for the purchase of 35,631,891 shares and from page F-25 that your convertible notes are convertible into 303,755,131 shares. Additionally, we note from your balance sheet that you have 500,000,000 shares authorized and 272,650,262 shares issued and outstanding at December 31, 2007. Please tell us how you have evaluated whether there are a sufficient number of authorized and unissued shares existing at the classification assessment date to control settlement of the outstanding warrants by delivering shares in accordance with paragraph 19 of EITF 00-19 and how this impacts the classification of the warrants on the balance sheet, i.e. liability versus permanent equity. In addition, in your response please address your consideration of paragraph 11 of EITF 00-19 in your determination of whether the warrants are liabilities or permanent equity.
Response:
The current outstanding shares, warrants, options and convertible securities of the Company are summarized below:

337,816,037	—	shares currently outstanding

173,095,725	—	shares issuable upon conversion of outstanding Notes due to Whitebox affiliates

12,506,488	—	shares issuable upon conversion of outstanding Note due to Mr. Ratering

35,631,891	—	shares issuable upon exercise of all outstanding warrants (includes all outstanding warrants and regardless of whether in the money)

42,558,553	—	shares issuable upon exercise of all outstanding options (whether in the money)

601,608,693	—	Total issued and outstanding on as converted/exercised basis
The shares issuable upon conversion of notes held by the Whitebox affiliates constitutes a majority of the securities that would be issuable upon conversion of debt or exercise of warrants or options. The Whitebox affiliates have agreed that they would limit the conversion of their debt into shares of common stock of the Company so that the amount of shares issued to the Whitebox affiliates upon such conversions, as a group, would not cause the Company to have insufficient authorized and unissued shares to settle the conversion of all outstanding convertible notes and the exercise of all outstanding options and warrants until the charter has been amended to increase the authorized number of shares of common stock to an amount sufficient to control settlement on all such outstanding derivative securities of the Company. Notwithstanding the agreement by the Whitebox affiliates, the company plans to seek shareholder approval of an amendment to increase the authorized shares of the Company at its next Annual Shareholder Meeting.
Note 25. Litigation Settlement, page F-34
15.	We note that you recognized $687,475 in income from old payables which you determined were no longer collectible by creditors. Please tell us and review your future filings to explain
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

the nature of the original liabilities that you were obligated to pay and why it was appropriate to recognize income related to the cancellation of these obligations. Tell us how your accounting complies with paragraph 16 of SFAS 140.
Response: We had reviewed the old payables, which were amounts due to vendors and third party service providers, and determined that all such payables had been on our books and outstanding for periods in excess of four years. For various business reasons, the Company had determined not to pay those amounts and, since these amounts were beyond applicable statute of limitations periods, the creditors could no longer judicially enforce the collection of such obligations. Accordingly, we determined that the amounts should be treated as forgiven debt and included the amounts as income.
Exhibits 31.1 and 31.2
16.	We note that the certifications filed as Exhibits 31.1.1 and 31.2.1 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your Form 10-KSB and Form 10-QSB that includes the cover page, an explanatory note, the entire Part INDUSTRIAL INJURY, Item 8A, signature page and paragraphs 1, 2, 4 and 5 of the certification as set forth in Item 601(b)(31) of Regulation S-B.
Response: We note your comment and acknowledge the typo contained in the Exhibits. We will file the amendments to Form 10-KSB and Form 10-QSB as requested in your comment.
Form 10-QSB for the Quarterly Period Ended March 31, 2008
Note 2. Basis of Presentation, page 6
Current Accounting Prouncements, page 8
17.	We note that “management is currently evaluating the effect of” SFAS 157 on your financial statements. However, for financial assets and financial liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Please confirm to us that you adopted the provisions of SFAS 157 for your financial assets and liabilities as of January 1, 2008. Revise future filings to provide the disclosures required by paragraphs 32 — 35 of SFAS 157.
Response: We have adopted SFAS 157. We also note your comment regarding future filings and have modified and included the following disclosure in our 10-Q for the period ending June 30, 2008 as set forth below:
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

SFAS No. 157, which the Company adopted in the first quarter of 2008, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1 Inputs Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 Inputs Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3 Inputs Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.
This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. The Company’s cash equivalent and short-term investment instruments are classified using Level 1 or Level 2 inputs within the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Investment instruments valued using Level 1 inputs include money market securities and U.S. government agency securities. Investment instruments valued using Level 2 inputs include investment-grade corporate debts, such as bonds and commercial paper.
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806

          In connection with responding to your questions and comments in this letter, Sutura acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Richard Bjorkman, Vice President and Chief Financial Officer

Cc:	Lynn Dicker Martin James
17080 Newhope Street, Fountain Valley, CA 92708 ● Telephone: 714-437-9801 Fax: 714-437-9806